JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

November 21, 2016

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Attn:  Donald E. Field

RE:

Bagger Dave’s Burger Tavern, Inc.

Form 10-12G

Filed October 4, 2016

SEC File No.: 000-55702

[J&H File No. 3853.03]

Dear Ms. Parker:

This firm represents Bagger Dave’s Burger Tavern, Inc., which filed its Registration Statement on Form 10 with the Commission on October 4, 2016.  Your office recently provided comments to the above referenced filing in your letter dated October 28, 2016 (“Comment Letter”).  At this time, we are submitting on behalf of Bagger this letter in response to your Comment Letter, and we are providing responses keyed to the paragraphs in the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.  This letter will be filed as correspondence at the time of the filing of the Amended Registration Statement on Form 10.

We apologize for the delay in responding to your Comments, but our auditors advised that we should update our interim financial statements in our next response.  Unfortunately, that process took extra time, however, you now have all our changes to review and our financial statements will not be at risk of going stale.

Accordingly, our responses to your Comment Letter are as follows:

General

1.

We understand that our Registration Statement will become effective automatically sixty days after filing.  If we are unable to conclude the comment process by the sixtieth day, we will withdraw the registration and refile once the comment process has been concluded.

Anne Nguyen Parker

November 21, 2016

2.

We are aware of the requirement that shareholders must be given an Information Statement that describes the spinoff, and we are in the process of preparing that Information Statement which will be filed under Regulation 14C.  We plan on filing the Information Statement soon.

Growth Strategy

3.

On page 7 under “Growth Strategy” we have included a discussion of how the reduction of the number of open stores over the past fiscal year and the plans to open no new restaurants in 2017 affects our growth strategy going forward.  We have also revised the Risk Factor on page 13 titled “We May not be able to Manage our Growth” to discuss the net reduction in stores and the plan to open no new stores in 2017.

Item 1A. Risk Factors

4.

We have added a risk factor on page 24 which discusses Mr. Ansley’s voting power and control over a large percentage of outstanding Bagger common stock.

5.

In light of the notes to Bagger’s financial statements under the title “Management’s Plan and Going Concern”, we have included a new risk factor on page 48 addressing any potential going concern risks.

Our Financial Results Depend Significantly

6.

We have included a new risk factor discussing Bagger’s losses in 2014, 2015 and the first six months of 2016.  That risk factor may be found on page 24.

We have historically operated as a business Unit as DRH

7.

We have expanded this discussion to include specific aspects of Bagger’s relationship with DRH that will change as a result of the separation of Bagger from DRH.  This discussion may be found on page 16 under the heading “We have historically operated as a business unit of DRH, and there are risks associated with our separation from DRH” and further carried this through to Footnote 5 on page 73.

Management’s Discussion and Analysis with Financial Condition Results of Operations

8.

We have revised our disclosure in the MD&A section on page 27 under the heading “Results of Operation” to provide further details regarding allocations, and have carried this through to Footnote 5 on page 73  to more fully describe the nature and amounts of expenses which were allocated to Bagger along with the methodologies used to determine the proper amounts to be allocated.

Anne Nguyen Parker

November 21, 2016

Item 7. Certain Relationships and Related Transactions and Director Independence

9.

We are filing as an Exhibit to the Amended Form 10 Registration Statement a form of Transitional Services Agreement.

Item 11. Description Registrant’s Securities to be Registered Common Stock

10.

The last paragraph has been amended to delete the phrase “as well as to the Nevada Revised Statutes.”

Financial Statements

Note 1 Nature of Business and Summary of Significant Accounting Policies Management’s Plan Regarding Going Concern

11.

We have removed from Footnote 1 the presentation and discussion of a non GAAP measure defined as “revenue, less food, beverage and packaging, compensation costs, occupancy costs and other operating expenses.”

We trust that the discussion contained in this letter is responsive to the issues raised in your letter.  We are simultaneously filing a correspondence copy of this response to your comment letter and a redline copy of the Form 10 Registration Statement, which has been marked to show the changes from the original filing.   If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Very truly yours,

JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

RWJ:bas

cc:  Michael Ansley

       David Burke